

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 18, 2018

Via E-mail
Weitao Wang
President and Chief Executive Officer
Eternity Healthcare Inc.
c/o Team Youn Bio Medicine International Corp. Limited
Flat/Rm 1006 10/F, Hang Seng Tsim Sha Tsui Bldg.
18 Carnarvon Road
Tsim Sha Tsuil, KL, Hong Kong

Re: **Eternity Healthcare Inc.**
   Form 10-K for the Fiscal Year Ended April 30, 2017
   Filed August 15, 2017
   File No. 000-53376

Dear Mr. Wang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery